Exhibit 99.2

014E5A Security Class Holder Account Number 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold Form of Proxy - Annual and Special Meeting to be held on May 1, 2015 This Form of Proxy is solicited by and on behalf of Management. . VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone . To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically, by visiting www.etree. ca. When you register for electronic documents a tree will be planted on your behalf. . 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specifi ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identifi ed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11:00 a.m., Toronto time, on April 29, 2015. Notes to proxy • Smartphone? Scan the QR code to vote now.

AGEQ 0 5 2 4 7 6 Fold Fold . AR1 If you are not mailing back your proxy, you may register online to receive the above fi nancial report(s) by mail at www.computershare.com/mailinglist. Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 014E6B Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. DD / MM / YY . Signature(s) Date Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. I/We, being holder(s) of common shares of Agnico Eagle Mines Limited (the “Company”) hereby appoint: Sean Boyd, Vice-Chairman, President and Chief Executive Offi cer of the Company, or failing him, R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary of the Company OR as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fi t) and all other matters that may properly come before the Annual and Special Meeting of the Company to be held at the Sheraton Centre Toronto Hotel, Dominion Ballroom, 123 Queen Street West, Toronto, Ontario on May 1, 2015 at 11:00 a.m. (Toronto time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors Withhold For 01. Leanne M. Baker 04. Robert J. Gemmell 07. Deborah A. McCombe 10. J. Merfyn Roberts Withhold For 02. Sean Boyd 05. Bernard Kraft 08. James D. Nasso 11. Howard R. Stockford Withhold For 03. Martine A. Celej 06. Mel Leiderman 09. Sean Riley 12. Pertti Voutilainen 3. An ordinary resolution approving an amendment to the Company’s Incentive Share Purchase Plan. Against For For 2. Appointment of Ernst & Young LLP as auditors of the Company and authorizing the directors to fi x their remuneration. Withhold 4. An ordinary resolution approving an amendment to the Company’s Stock Option Plan. Against For 5. A non-binding, advisory resolution accepting the Company’s approach to executive compensation. Against For